EXHIBIT 12.1
Statement Regarding the Computation of Ratio of Earnings to Fixed Charges

	2001	2002	2003	2004	2005	Three Months Ended June 30, 2005

PRE-TAX LOSS FROM CONTINUING OPERATIONS	$ (73,301)	$ (9,869)	$ (11,403)	$ (3,039)	$ (19,351)	$ (5,358)

FIXED CHARGES:
Interest Expense	1,456	884	-	-	-	1
Rental Expense (33%)	466	515	510	161	130	39

TOTAL FIXED CHARGES	1,922	1,399	510	161	130	40
EARNINGS:
Pre-tax loss from continuing operations plus fixed charges	$ (71,379)	$ (8,470)	$ (10,893)	$ (2,878)	$ (19,221)	$ (5,318)

RATIO OF EARNING TO FIXED CHARGES	-	-	-	-	-	-

Due to losses incurred for the three months ended June 30, 2005 and years ended March 31, 2005, 2004, 2003, 2002 and 2001 we would have had to generate additional earnings of $5.4 million, $19.4 million, $3.0 million, $11.4 million, $9.9 million and $73.3 million, respectively, to achieve a coverage of 1:1.